Mail Stop 4561

February 20, 2008

*By U.S. Mail and facsimile to (910) 892-8059.*

Lisa F. Campbell
Executive Vice President and Chief Financial Officer
New Century Bancorp, Inc.
700 West Cumberland Street
Dunn, NC 28334

> **Re:** **New Century Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Period ended September 30, 2007**
> **File No. 000-50400**

Dear Ms. Campbell:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief